*CD 10/11/13

13025839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section RECEIVED SEP 2013 Wash., D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/12 (MM/DD/YY) AND ENDING 07/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Capital U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wellington Street West, Suite 2101, P.O. Box 55
(No. and Street)

Toronto (City) Ontario, Canada (State) M5J 2N7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward 416-360-3465
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre, Suite 4600, 333 Bay St. Toronto, On M5H 2S5
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 27 2013
16 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 10/10

OATH OR AFFIRMATION

I, Michael Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Capital U.S. Inc, as of July 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2013

(With Report of Independent Registered Public Accounting Firm thereon)

PUBLIC

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM
CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2013

(With Report of Independent Registered Public
Accounting Firm thereon)

KPMG

KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Paradigm Capital U.S. Inc:

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. as of July 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Paradigm Capital U.S. Inc. as of July 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

September 26, 2013
Toronto, Canada

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2013

Assets

Cash	$ 2,209,705
Other receivables	36,471
Other taxes receivable (note 5)	32,204
Deposit with regulators	6,921
Securities owned (note 4)	3,012,233
Deferred income tax asset (note 8)	25,850
	$ 5,323,384

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 32,000
Due to parent (note 3)	152,373
	184,373
Stockholder's equity:	
Capital stock (note 2):	
Authorized:	
Unlimited common shares, no par value	
Issued and outstanding:	
100 common shares	65
Additional paid-in capital	4,650,000
Retained earnings	488,946
	5,139,011
	$ 5,323,384

See accompanying notes to statement of financial condition.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Notes to Statement of Financial Condition
(Expressed in U.S. dollars)

July 31, 2013

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company uses the services of the NBCN Inc. ("Clearing broker") through its Operating Agreement dated August 15, 2000 as amended and restated March 27, 2008 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safekeep customer securities and is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Investment Industry Regulatory Organization of Canada, a participating institution of the Canadian Investor Protection Fund. Continuing operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company. The Parent is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with maturities of three months or less as cash and cash equivalents.

(b) Fair values of financial assets and liabilities:

We record securities at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

1. Significant accounting policies (continued):

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore, it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management's best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Significant accounting policies (continued):

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(c) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

(d) Use of estimates:

The preparation of a statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Securities transactions:

Securities transactions are recorded on a trade date basis.

Customers' securities transactions are reported on a settlement date basis.

(f) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

1. Significant accounting policies (continued):

(g) Offsetting:

Financial assets and liabilities are offset and the net amount presented in the statement of financial condition when, and only when, the Company has a legal right to set off the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

3. Related party transactions and balances:

Transactions with affiliates:

In accordance with an Operating Agreement dated August 15, 2000 and amended and restated on March 27, 2008, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead.

The Parent also pays certain expenses on behalf of the Company which are recoverable from the Company. These amounts paid are charged through the intercompany accounts at the actual amounts paid.

A substantial portion of the Company's expenses is paid to related parties. The Company's reported financial results may differ substantially if the Company had operated on a stand-alone basis.

(Expressed in U.S. dollars)

3. Related party transactions and balances (continued):

Payable to Parent comprises the following:

Due from (to) Parent, beginning of year	$	154,819
Commission receivable from Parent		1,727,907
Service charges		(1,756,402)
Taxes payable in respect of Harmonized Sales Tax ("HST")		(228,332)
Foreign exchange adjustments		(50,365)
Due from (to) Parent, end of year	$	(152,373)

The amount due to Parent is interest free and payable on demand.

4. Securities owned:

Securities owned consist of 1,031,834 common shares of a private company that was acquired in June 2012 was at a cost of $3,028,582 and is considered a level 3 security. The fair value of such securities was $3,012,233 at July 31, 2013 ($3,085,906 as at July 31, 2012).

5. Other taxes receivable:

Other taxes receivable of $32,204 relate to HST in respect of service fees charged by the Parent. Such amounts are fully recoverable from tax authorities and anticipated to be collected within the next three months.

6. Receivable from/payable to customers:

From time to time, the Company has receivables from or payables to customers relating to securities transactions that have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the Clearing broker.

(Expressed in U.S. dollars)

7. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2013, the Company had net capital of $2,006,955, which was $1,756,955 in excess of the required capital.

8. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The difference between the expected income tax expense computed at the Canadian statutory income tax rate of 15.50% and the Company's actual income tax expense for the year ended July 31, 2013 relates to the following:

Anticipated income tax provision based on a combined Canadian federal and provincial statutory income tax rate of 15.5%	$ (11,086)
Foreign exchange gain for tax purposes	24,247
Other	(13,161)
Income tax expense	$ –

At July 31, 2013, the Company has non-capital losses carried forward for income tax purposes of $37,812, which expire in 2031. The benefit arising there from has been recognized in these financial statements.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 2013 are presented below.

Deferred tax assets:

Non-capital loss carry forwards	$ 5,861
Tax credit carry forward	1,818
Other	18,171
	$ 25,850

9. Financial instruments:

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the Clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The fair value of securities owned included in note 4 was determined using a market-comparable approach technique which maximizes the use of relevant observable inputs including public company comparable information including market transactions involving comparable assets. The valuations consider a number of objective and subjective factors that we believe market participants would consider, including the resent rounds of financing performed by the issuer and comparable market multiples. The recent comparable approach estimates the value of a company by applying market multiples of publicly traded companies in the same or similar lines of business to the assets held and projects the valuation of the company being valued. Key inputs include the multiples of enterprise value to resources of similar companies. As a result, fluctuations in these inputs including changes in comparable company multiples, can have a significant impact on the valuation of private investment.

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

10. Legal proceedings:

In the normal course of business, the Company may be involved in litigation. At July 31, 2013, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

11. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, July 31, 2013, and through to September 26, 2013, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.